SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            Schedule 13D

              Under the Securities Exchange Act of 1934

                      CAREDECISION CORPORATION

                          (Name of Issuer)

                   Common Stock, $0.001 Par Value

                   (Title of Class of Securities)

                              04962T104

                            (CUSIP Number)


   Robert Cox                             Keith Berman
   CareDecision Corporation               Medicius, Inc.
   2 Penn Plaza 15th Floor, Ste. #53      2660 Townsgate Road, Ste. #310
   New York, NY  10121                    Westlake Village, CA 91361
   (212) 292-4959                         (805) 446-1973

--------------------------------------------------------------------------


            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)


                         September 20, 2002
--------------------------------------------------------------------------
                (Date of Event which Requires Filing
                         of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

NOTE: Schedules filed in paper format shall include a signed original & five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).


/1/


----------------------------------           ---------------------------
CUSIP NO. 14166U104                              13D
----------------------------------           ---------------------------

----------- ------------------------------------------------------------

    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Anfel Trading

----------- ------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) |_|    (b) |_|
----------- ------------------------------------------------------------

    3       SEC USE ONLY

----------- ------------------------------------------------------------

    4       SOURCE OF FUNDS*
                   OO, Shares converted due to a Merger Agreement

----------- ------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|

----------- ------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
               Israel

----------------------------- --------- --------------------------------

                                  7     SOLE VOTING POWER
           NUMBER                                            4,206,531
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- --------------------------------

                                  8     SHARED VOTING POWER

                              --------- --------------------------------

                                  9     SOLE DISPOSITIVE POWER
                                                             4,206,531

                              --------- --------------------------------

                                 10     SHARED DISPOSITIVE POWER


----------- ------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,206,531   Shares of Common Stock
----------- ------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES*
                                                                    |_|

----------- ------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11        8%

----------- ------------------------------------------------------------

    14      TYPE OF REPORTING PERSON*
                                              CO

----------- ------------------------------------------------------------


/2/


----------------------------------           ---------------------------
CUSIP NO. 14166U104                            13D
----------------------------------           ---------------------------


----------- ------------------------------------------------------------

    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Keith Berman

----------- ------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) |_|    (b) |_|
----------- ------------------------------------------------------------

    3       SEC USE ONLY

----------- ------------------------------------------------------------

    4       SOURCE OF FUNDS*
                   OO, Shares converted due to a Merger Agreement

----------- ------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|

----------- ------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America

----------------------------- --------- --------------------------------

                                  7     SOLE VOTING POWER
           NUMBER                                            7,232,093
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- --------------------------------

                                  8     SHARED VOTING POWER

                              --------- --------------------------------

                                  9     SOLE DISPOSITIVE POWER
                                                             7,232,093

                              --------- --------------------------------

                                 10     SHARED DISPOSITIVE POWER


----------- ------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,232,093   Shares of Common Stock
----------- ------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES*
                                                                    |_|

----------- ------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11        12%
----------- ------------------------------------------------------------

    14      TYPE OF REPORTING PERSON*
                                              IN
----------- ------------------------------------------------------------


/3/


----------------------------------           ---------------------------
CUSIP NO. 14166U104                            13D
----------------------------------           ---------------------------


----------- ------------------------------------------------------------

    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Robert Jagunich

----------- ------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a) |_|    (b) |_|
----------- ------------------------------------------------------------

    3       SEC USE ONLY

----------- ------------------------------------------------------------

    4       SOURCE OF FUNDS*
                   OO, Shares converted due to a Merger Agreement

----------- ------------------------------------------------------------

    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                          |_|

----------- ------------------------------------------------------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America

----------------------------- --------- --------------------------------

                                  7     SOLE VOTING POWER
           NUMBER                                            4,952,093
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- --------------------------------

                                  8     SHARED VOTING POWER

                              --------- --------------------------------

                                  9     SOLE DISPOSITIVE POWER
                                                             4,952,093

                              --------- --------------------------------

                                 10     SHARED DISPOSITIVE POWER


----------- ------------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,952,093   Shares of Common Stock
----------- ------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
            SHARES*
                                                                    |_|

----------- ------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11        8%
----------- ------------------------------------------------------------

    14      TYPE OF REPORTING PERSON*
                                              IN
----------- ------------------------------------------------------------


/4/


Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Issuer Common Stock"), of CareDecision Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2 Penn Plaza, 15th Floor, Ste. 1500-53, New York, NY 10121.

Item 2. Identity and Background.

     (a) The names of the persons filing this statement are Anfel Trading, a corporation based out of New York, Keith Berman and Robert Jagunich.

     (b) The addresses, and/or principal place of business of the above reporting persons is as follows:

Keith Berman -    1623 Elmsford, Westlake, CA 91361
Robert Jagunich - 765 Christine Dr., Palo Alto, CA 94303
Anfel Trading -   Place of organization and its principal place of business
                  is 505 Park Avenue, New York, NY 10022.

     (c) Keith Berman is the President of Medicius, Inc., which is located at 2660 Townsgate Rd., Ste. 310, Westlake Village, CA 91361; and Robert Jagunich is the President of New Abilities Systems, Inc., which is located at 470 San Antonio RD #G, Palo Alto, CA 94306.

     (d) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their directors or executive officers listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their directors or executive officers listed above have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

     (f) Keith Berman, and Robert Jagunich are Citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     Keith Berman, Robert Jagunich and Anfel Trading may be deemed to have acquired their beneficial ownership of 16,390,717 shares of common stock as a result of the execution of converting shares they owned of Medicius, Inc. as per the merger agreement.

     Pursuant to an Agreement and Plan of Merger, dated as of April 30, 2002 (the "Merger Agreement"), by and among Medicius, Inc. ("Medicius") and the Issuer, and subject to the conditions set forth therein, Medicius will be merged with and Issuer (the "Merger"), with each share of Medicius Common Stock being converted into the right to receive one share of Issuer Common Stock. The Merger was subject to regulatory approval and the approval of the Merger Agreement by the stockholders of the Issuer and Medicius and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 and incorporated herein in its entirety by reference.

Item 4. Purpose of Transaction.

     (a) - (b) Issuer has consummated the Merger described in Item 3. Additionally, the Merger Agreement required Issuer to assume Medicius Notes and Warrants as well as the outstanding options issued under such plans or certain other agreements.

     (c) Not applicable.

     (d) Upon consummation of the Merger, the directors of Issuer shall be Robert Cox, President and Michael Vogel, Secretary and Treasurer, until their respective successors are duly elected or appointed.

     (e) Other than as a result of the Merger described in Item 3, not applicable.

     (f) Following the Merger, the operations of Medicius will be conducted through Issuer and the operations of Issuer will be conducted through CareTechnologies LLC, which at the time of the closing of the transactions described herein, shall be an independent entity.

     (g) Upon consummation of the Merger, the certificate of incorporation of Issuer, as in effect immediately prior to the Merger, remains the certificate of incorporation of Issuer until thereafter amended as provided by Nevada Law and such certificate of incorporation; provided, however, that
Article I and Article IV of the Certificate of Incorporation of Issuer shall be amended to read as follows: "The name of the corporation is CareDecision Corporation" and "Authorized Shares...The aggregate number of shares which the corporation shall have authority to issue shall consist of 200,000,000 shares of Common Stock having a $.001 par value" respectively. The bylaws of Issuer, as in effect immediately prior to the effective time of the Merger, remain as the bylaws of Issuer until thereafter amended; provided, however, that the bylaws shall be amended to reflect the name change to CareDecision Corporation.

     (h) - (i) Not applicable


/5/


     (j) Other than described above the Issuer currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although it reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

     (a) As of September 20, 2002, the Reporting Persons were the beneficial owners of 16,390,717 shares of Common Stock, constituting approximately 25.8% of the issued and outstanding shares of Common Stock outstanding as of such date based upon information obtained from the Issuer. Such Issuer Common Stock constitutes, based upon the Issuer's filings with the SEC, approximately 25.8% (calculated to pursuant to Rule 13d-3 under the Exchange
Act) of the issued and outstanding shares of Issuer Common Stock as of the date of the Merger Agreement.

(b) To the best of the knowledge of the Reporting Persons, the beneficial owners as of August 19, 2002, are as follows:

                   SHAREHOLDER               TOTAL SHARES
                   -----------               ------------
                  Anfel Trading                4,206,531
                  Keith Berman                 7,232,093
                  Robert Jagunich              4,952,093

     Each of the Beneficial Owners who owns shares of the Issuer described in response to Item 5(a) above, has sole and dispositive power over the shares of the Common Stock of the Issuer owned by such Beneficial Owner.

(c) Other than as reported in Item 4, there were no transactions in the Common Stock that were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any Related Person, during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than the Merger Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits.

The following documents are filed as exhibits:

     1. Merger Agreement and Plan of Merger, dated as of April 30, 2002 by and among Medicius, Inc., a Nevada corporation, and CareDecision
Corporation, a Nevada corporation.

     2. Amended Articles of Incorporation.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2002

                            CareDecision Corporation


            By: /s/ Robert Cox
                --------------------------
                Robert Cox
                President


/6/


Exhibit 1



                           MERGER AGREEMENT


                               MERGER AGREEMENT

     This AGREEMENT AND PLAN OF MERGER (this "Agreement") is entered into as of April 30, 2002, between ATR Search Corp., a Nevada corporation ("Suitor"), and Medicius, Inc., a Nevada corporation ("Target").

                                   RECITALS

                                  AGREEMENT

     NOW, THEREFORE, in consideration of the terms, conditions, agreements and covenants contained herein, and in reliance upon the representations and warranties contained in this Agreement, the parties hereto agree as follows:

                                  Article 1

1.1  THE MERGER
    ------------

     Upon the terms and subject to the conditions hereof, as promptly as practicable following the satisfaction or waiver of the conditions set forth in
Article V hereof, but in no event later than two days thereafter, unless the parties shall otherwise agree, a certificate of merger (the "Certificate of Merger") providing for the merger of Target with and into the Suitor (the "Merger") shall be duly prepared, executed and filed by the Suitor, in accordance with the relevant provisions for a Nevada Corporation and the parties hereto shall take any other actions required by law to make the Merger effective. Both the Target and Suitor will be the surviving corporations in the Merger. However, following the Merger, the operations of Target will be conducted through Suitor and the operations of Suitor will be conducted through CareTechnologies LLC, which at the time of the closing of the transactions described herein, shall be a wholly owned subsidiary of the Suitor.

1.2  EFFECTIVE TIME
    ----------------

     If all of the conditions precedent to the obligations of each of the parties hereto as hereinafter set forth shall have been satisfied or shall have been waived, the Merger shall become effective (the time of such effectiveness is referred to herein as the "Effective Time") upon the filing of an agreement of merger, in the form set forth as Exhibit C hereto (the "Agreement of Merger"), with the Secretary of State of Nevada. This shall take place on the Closing Date (as defined herein).

1.3  CONSIDERATION FOR THE MERGER
    ------------------------------

     (a) On the Effective Date, Target will merge with and into the Suitor. The separate existence of Target will continue. Both the Suitor and Target will be the surviving and operating entities in the Merger and both will continue to be governed by the laws of the State of Nevada. The Certificate of Incorporation and Bylaws of the Suitor in effect as of the Effective Date will not be affected by the Merge.

     (b) On the Effective Date, without any action on the part of the holders hereof, the capital stock of Target issued and outstanding immediately prior to the Effective Date will be converted into the right to receive Suitor Common Stock as follows:

          (i) Series A Preferred Exchange Rate. Each share of Target Series A Preferred Stock will be converted into 3.50 Merger Shares (the "Series A Preferred Exchange Ratio") and .75 Merger Warrants.

         (ii)  Common Exchange Rate.  Each share of Target Common Stock will be


/7/


converted into 3.0 Merger Shares ("Common Exchange Ratio") and .5 Merger
Warrants.

     (c) After the Effective Date, all Target common stock purchase warrants that remain unexercised on the Effective Date and any Target Convertible Notes that remain unconverted or unpaid on the Effective Date will be exercisable for or convertible into the number of Merger Shares (the "Reserved Merger Shares") based on the Common Exchange Ratio, as provided in paragraphs [b(i) and b(ii)] of this Section.

     (d) The shareholders of Target will not be entitled to fractional Merger Shares as a result of the Merger, and the holders of Target common stock purchase warrants that remain unexercised on the Effective Date and any Target Convertible Notes that remain unconverted or unpaid on the Effective Date will not be entitled to any fractional Reserved Merger Shares upon exercise or conversion of those instruments. Any fractional share of Suitor Common Stock that may result from the application of the exchange rates in Section 1.3(b) shall be rounded up or down to the nearest whole Merger Share, and any fractional share of Suitor Common Stock that may result from the application of the exchange rates in Section 1.3(c) shall be rounded up or down to the nearest whole Reserved Merger Share.

     (e) The Merger shall have all the other effects provided by the Nevada Revised Statutes ("NRS").

     (f) On the Effective Date, the Suitor shall assume all outstanding Target Warrants listed within this section, which will thereafter become exercisable for the number of Reserved Merger Shares that the option holders would have received in the Merger at the Common Exchange Rate in exchange for the shares of Target Common Stock issuable upon exercise thereof prior to the Effective Date, on the same terms and conditions in effect immediately prior to the Merger. As soon as practicable after the Effective Date, the Suitor shall execute and deliver warrant agreements reflecting the foregoing to holders of outstanding Target Warrants, listed on Schedule WA-1 of Exhibit L, added and attached hereto and made a part hereof.

     (g) Prior to the Effective Date, Target will use its best efforts to encourage conversion of the Target Convertible Notes. To the extent the Target Convertible Notes remain unconverted or unpaid on the Effective Date, (i) the indebtedness evidenced thereby shall be assumed by the Suitor, and (ii) they will become convertible after the Effective Date into the number of Reserved Merger Shares that the holders would have received in the Merger at the Common Exchange Rate in exchange for the shares of Target Common Stock issuable upon conversion thereof prior to the Effective Date, on the same terms and conditions in effect immediately prior to the Merger, said Target Convertible Note holders listed on Exhibit M as Schedule TCN-1 of Exhibit M, added and attached hereto and made a part hereof.

     (h)  NO FRACTIONAL SHARES OR OPTIONS:  Unless otherwise required by
Section 407 of the NRS, no fractional shares of Suitor Common Stock shall be issued in connection with the Merger, and no certificate or scrip for any such fractional shares shall be issued.

     (i) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES: No dividends or other distributions with respect to Suitor Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered certificate with respect to the shares of Target Common Stock represented thereby until the holder of record of such certificate shall surrender such certificate. Subject to applicable law, following surrender of any such certificate, there shall be paid to the record holder of the certificates representing whole shares of Suitor Common Stock issued in exchange therefor, without interest at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such shares of Suitor Common Stock.

1.4  EFFECT OF MERGER
    ------------------

     As of the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Agreement of Merger and the applicable provisions of the NRS, and each of the following shall occur:


/8/


     (a) The separate existence and corporate organization of Target shall continue. Suitor as one of the corporations surviving the Merger, shall possess the rights, privileges, powers and franchises, and be subject to all the restrictions, disabilities and duties of, the constituent corporations in the manner specified in the NRS.

     (b) Except as otherwise agreed by the parties, the Articles of Incorporation of Suitor, as in effect immediately subsequent to the Effective Time, shall be amended and restated to read as set forth on Exhibit A attached hereto.

     (c) The By-laws of Target, as in effect immediately prior to the Effective Time, shall continue in effect without change or amendment.

     (d) Suitor shall enter into mutually acceptable employment agreements on customary industry terms with Keith Berman, William Lyons and any other members of Target management designated by Mr. Berman within five days prior to the Closing. The members of Target Management or their designees and any other members of the current staff of Target designated by Mr. Berman (collectively, the "Management Designees") will be entitled to receive signing bonuses in the form of options to purchase an aggregate of 2.5 million shares of Suitor Common Stock at the closing price of the Suitor Common Stock on the business day immediately preceding the Effective Date, vesting one-half of the total options granted on the day of their grant and then the remaining options in one-third cumulative annual installments commencing on the first anniversary of the Effective Date (the "Management Options"). The names of the Management Designees and the number of Management Options issuable to each Management Designee will be furnished by Mr. Berman to the Company not less than five days prior to the Closing.

     (e) Suitor shall entitle Robert Cox to receive options to purchase an aggregate of 1.5 million shares of Suitor Common Stock at the closing price of the Suitor Common Stock on the business day immediately preceding the Effective Date, vesting one-half of the total options granted on the day of their grant and then the remaining options in one-third cumulative annual installments commencing on the first anniversary of the Effective Date (the "Management Options").

1.5  DISSENTING SHARES:
    -------------------

     Notwithstanding anything to the contrary contained in this Agreement, any shares of capital stock of Target that, as of the Effective Time, are or may become "dissenting shares" under the NRS ("Dissenting Shares"), shall not be converted into or represent the right to receive Suitor Merger Stock in accordance with this Agreement, and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders under the NRS law; provided, however, that if the status of any such shares as "dissenting shares" shall not be perfected, or if any such shares shall lose their status as "dissenting shares," then, as of the later of the Effective Time or the time of the failure to perfect such status or the loss of such status, such shares shall automatically be converted into and shall represent only the right to receive (upon the surrender of the certificate or certificates representing such shares) Suitor Common Stock in accordance with this Agreement.

1.6  FURTHER ACTION
    ----------------

     If, at any time after the Effective Time, any further action is determined by Suitor to be necessary or desirable to carry out the purposes of this Agreement, the officers and directors of Suitor shall be fully authorized (in the name of Target) to take such action.

                                  ARTICLE 2

2.  CONDUCT OF BUSINESS PENDING CLOSING; SHAREHOLDER APPROVAL
   -----------------------------------------------------------

Target and Suitor covenant that between the date hereof and the Closing Date (as hereinafter defined):


/9/


2.1  ACCESS/DUE DILIGENCE
    ----------------------

     Each party shall afford the others and their respective legal counsel, accountants and other representatives' full access, during normal business hours, throughout the period prior to the Closing Date;

     (a) to all of the books, contracts and records of such party and shall furnish the other party during such period with all information concerning such party that the other parties may reasonably request; and

     (b) to its business premises and properties in order to conduct inspections at the requesting party's expense.

2.2  CONDUCT OF BUSINESS
    ---------------------

     During the period from the date hereof to the Closing Date, Target's business shall be operated by Target in the usual and ordinary course of such business and in material compliance with the terms of this Agreement. Without limiting the generality of the foregoing:

     (a) Target shall use its commercially reasonable efforts, consistent with past practice and policy, to: (i) keep available the services of the present employees and agents of Target; (ii) complete or maintain all existing material arrangements including but not limited to filings, licenses, affiliate arrangements, leases and other arrangements referred to in Sections 3.6(a) and 3.6(b) in full force and effect in accordance with their existing terms; (iii) maintain the integrity of all confidential information of Target; (iv) comply in all material respects with all applicable laws; and (v) preserve the goodwill of Target's business and contractual relationships with, suppliers, customers and others having business relations with Target;

     (b) Neither Suitor nor Target shall: (i) sell or transfer any of its assets or property; (ii) shall make any distribution, whether by dividend or otherwise, to any of its shareholders or employees except for compensation to employees and payments to associated companies for goods and services, in the usual and ordinary course of business; (iii) declare any dividend or other distribution; (iv) redeem or otherwise acquire any shares of its capital stock or other securities; (v) incur any material debt or other obligation; or (vi) agree to do any of the foregoing; and

(     c)  Notwithstanding the provisions of Section 2.2(b) above, immediately prior to the Closing, Suitor will be a clean public company with no legal liabilities of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise.

2.3  EXCLUSIVITY
    ------------

     During the period from the date of this Agreement until the earlier of termination of this Agreement or the Effective Time, each party agrees that without the other's prior written consent, it shall not and it shall not allow anyone acting on their behalf to, (A) directly or indirectly merge or consolidate with another entity or engage in a sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer, but excluding sales pursuant to any exercise of outstanding stock options) or similar transaction other than the transactions contemplated or expressly permitted by this Agreement and (B) solicit, entertain or encourage inquiries or proposals, or enter into, pursue, continue or carry on any discussions or negotiations, with respect to any transaction of the types referred to in clause (A) above with any person or entity. Each party signing this Agreement will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore in respect of any such transaction. Notwithstanding the foregoing, if an offer unsolicited by a party hereto ("Recipient"), their investment bankers or their representatives, agents or others is received prior to the Effective Time, consistent with the fiduciary obligation that Recipient may then owe to its shareholders, but only to the extent required by applicable law, such offer may be communicated to the Board of Directors of Recipient and approved by the Board consistent with their fiduciary duty, provided, however, that


/10/


Recipient will not, except as required by applicable law, provide information to such offeror; Recipient will promptly (within 24 hours of receipt of any proposal or request for non-public information in connection with a potential proposal) advise such other party of the identity of such offeror, communicate to it the terms of any proposal which it may receive and deliver to it a copy of any such offer or request in writing.

2.4  FILING OF CURRENT REPORTS ON FORM 8-K
    ---------------------------------------

    Promptly after execution of this Agreement, Suitor shall file a Current Report on Form 8-K with the Commission to report the proposed Merger and the terms thereof.

2.5  VOTING AGREEMENTS
    ------------------

     The shareholders of Suitor identified in Exhibit D shall execute agreements in the form of Exhibit D-1 hereto to vote their shares of Suitor stock at any meeting of the shareholders of Suitor, at which this Agreement is placed before the shareholders for approval, in favor of the Agreement and in favor of the consummation of the Merger.

2.6  VOTING AGREEMENTS
    ------------------

     The shareholders of Target identified in EXHIBIT D hereto shall execute agreements in the form of Exhibit D-2 hereto to vote their shares of Target stock at any meeting of the shareholders of Target, at which this Agreement is placed before the shareholders for approval, in favor of the Agreement and in favor of the consummation of the Merger.

                                  ARTICLE 3

3.  REPRESENTATIONS AND WARRANTIES OF TARGET
   -----------------------------------------

     Except as set forth in Target's Disclosure Schedule, Target represents and warrants, as of the date hereof and as of the Closing to Suitor as follows, with the knowledge and understanding that Suitor is relying materially upon such representations and warranties (The term "Knowledge" as used in this Agreement with respect to a party's awareness of the presence or absence of a fact, event or condition shall mean (a) actual knowledge, or (b) the knowledge that would be obtained if such party conducted itself faithfully and exercised a sound discretion in the management of his own affairs):

3.1  ORGANIZATION AND STANDING
    ---------------------------

     Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Target has all requisite corporate power to carry on its business as it is now being conducted and is duly qualified to do business as a domestic corporation and is in good standing in the jurisdiction where such qualification is necessary under applicable law except where the failure to qualify (individually or in the aggregate) will not have any material adverse effect on the business or prospects of Target. The copies of the Articles of Incorporation, By-laws and minute books of Target, as amended to date and delivered to Suitor, are true and complete copies of these documents as now in effect. The minute books of Suitor are accurate in all material respects.

3.2  CAPITALIZATION
    ---------------

     (a) Target is authorized to issue 55,000,000 shares of Common Stock, par value $.001 per share, of which 8,193,310 are issued and outstanding, and 5,000,000 shares of Preferred Stock, of which 750,000 of Series A Preferred Stock, are issued and outstanding. The record holders thereof are as set forth in Section 1.3(g) above. All of such shares of capital stock that are issued and outstanding are duly authorized, validly issued and outstanding, fully paid and nonassessable, and were not issued in violation of the preemptive rights of any person. Other than as set forth in Section 1.3(g), there are no subscriptions, warrants, rights or calls or other commitments or agreements to which Target is a party or by which it is bound, calling for any issuance, transfer, sale or other disposition of any class of securities of Target.


/11/


Other than as set forth in Section 1.3(g), there are no outstanding securities convertible into or exchangeable for Common Stock or any other securities of Target. There are no outstanding warrants to purchase Target Common Stock and, except as set forth in this Section 3.2(a), there are no other securities convertible or exchangeable into Target Common Stock or other securities.

     (b) All outstanding shares of Target Common Stock and all outstanding Target Options and other securities have been issued and granted in compliance with (i) all applicable securities laws and other applicable legal requirements, and (ii) all material requirements set forth in applicable Contracts, (as hereinafter defined), or as described within this Agreement.

3.3  SUBSIDIARIES
    -------------

     Target owns no subsidiaries nor does it own or have an interest in any other corporation, partnership, joint venture or other entity.

3.4  AUTHORITY
    ----------

     Target has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been, or will have been by the Closing, duly authorized by all necessary corporate action on the part of Target subject to the approval of the Merger by Target's shareholders. The Board of Directors of Target has unanimously (i) approved this Agreement and the Merger, (ii) determined that in its opinion the Merger is in the best interests of the shareholders of Target, and is on terms that are fair to such shareholders
(iii) recommended that the shareholders of Target approve this Agreement and the Merger. This Agreement constitutes, and all other agreements contemplated hereby will constitute, when executed and delivered by Target in accordance herewith, the valid and binding obligations of Target, enforceable in accordance with their respective terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally, and (ii) general principles of equity.

3.5  ASSETS
    -------

     Target has good and marketable title to or licenses to all of the assets and properties, which it purports to own as reflected on the most recent balance sheet comprising a portion of the Target's Financial Statements (as hereinafter defined), or thereafter acquired, or are otherwise useful in the business of Target. No material portion of the assets of Target is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor, to its Knowledge, has any such condemnation, expropriation or taking been proposed. None of the material assets of Target are subject to any restriction that would prevent continuation of the use currently made thereof or materially adversely affect the value thereof.

3.6  CONTRACTS AND OTHER COMMITMENTS
    ---------------------------------

     Target is not a party to or bound by any of the following:

       (i) employment or consulting agreement that has an aggregate future liability in excess of $100,000 and is not terminable by Target upon notice of not more than 60 days for a cost of less than $100,000;

       (ii) employee collective bargaining agreement or other contract with any labor union;

       (iii) covenant of Target not to compete or otherwise restricting the operations of Target;

       (iv) agreement, contract or other arrangement with any current or ormer officer,


/12/


director or employee of Target or any Affiliate of Target other than employment agreements covered by clause (i) above;

       (v) lease or similar agreement with any person under which (A) Target is lessee of or holds or uses any machinery, equipment, vehicle or other tangible personal property owned by any other Person or (B) Target is a lessor or sublessor of, or makes available for use by any other Person, any tangible personal property owned or leased by Target, which in any case or in the ggregate have a total future liability or receivable, as the case may be, in excess of $100,000 and are not terminable by Target upon notice of not more than 60 days for a cost of less than $100,000;

       (vi) (A) continuing contract for the future purchase of materials, supplies or equipment, (B) management, service, consulting or other similar type of contract or (C) advertising agreement or arrangement, which in any case or in the aggregate have a total future liability in excess of $100,000 and are not terminable by Target upon notice of not more than 60 days for a cost of less than $100,000;

       (vii) material license, option or other agreement relating in whole or in part to (A) Target Intellectual Property, including any license or other agreement under which Target is licensee or licensor thereof, or (B) trade secrets, confidential information or other proprietary rights and processes of Target;

       (viii) agreement, contract or other instrument under which Target has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to any other Person that in any individual case is in excess of $50,000;

       (ix) agreement, contract or other instrument under which (A) any Person has directly or indirectly guaranteed indebtedness, liabilities or obligations of Target or (B) Target has directly or indirectly guaranteed indebtedness, liabilities or obligations of any other Person that in any individual case is in excess of $50,000;

       (x) agreement, contract or other instrument under which Target has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any other Person that in any individual case is in excess of $50,000;

       (xi) agreement, contract or other instrument providing for indemnification of any Person with respect to liabilities relating to any current or former business of Target; or

       (xii) other agreement, contract or other instrument to which Target is a party or by or to which it or any of its assets or business is bound or subject that has an aggregate future liability to any other Person in excess of $100,000 and is not terminable by Target upon notice of not more than 60 days for a cost of less than $100,000.


3.7  LITIGATION
    ------------

     There is no claim, action, proceeding, or investigation pending or, to its Knowledge, threatened against or affecting Target before or by any court, arbitrator or governmental agency or authority which, in its reasonable judgment, could have a material adverse effect on the operations or prospects of Target. There is no strike or unresolved labor dispute relating to Target's employees who, in its judgment, could have a material adverse effect on the business or prospects of Target. There are no decrees, injunctions or orders of any court, governmental department, agency or arbitration outstanding against Target or asserted against Target that has not been paid.


/13/


3.8  TAXES
    ------

     For purposes of this Agreement, (A) "Tax" (and, with correlative meaning, Taxes") shall mean any federal, state, local or foreign income, alternative or add- on minimum, business, employment, franchise, occupancy, payroll, property, sales, transfer, use, value added, withholding or other tax, levy, impost, fee, imposition, assessment or similar charge together with any related addition to tax, interest, penalty or fine thereon; and (B) "Returns" shall mean all returns (including, without limitation, information returns and other material information), reports and forms relating to Taxes.

     (a) Target has duly filed all Returns required to be filed by it other than Returns (individually and in the aggregate) where the failure to file would have no material adverse effect on the business or prospects of Target. All such Returns were, when filed, and to the Knowledge of Target are, accurate and complete in all material respects and were prepared in conformity with applicable laws and regulations. Target has paid or will pay in full or has adequately reserved against all Taxes otherwise assessed against it through the Closing Date.

     (b) Target is not a party to any pending action or proceeding by any governmental authority for the assessment of any Tax, and, to the Knowledge of Target, no claim for assessment or collection of any Tax related to Target has been asserted against Target that has not been paid. There are no Tax liens upon the assets of Target (other than liens for taxes not yet due and payable).

     (c) Neither Target nor any of its subsidiaries has taken, agreed to take or will take any action that would reasonably be expected to prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

3.9  COMPLIANCE WITH LAWS AND REGULATIONS
    -------------------------------------

     Target has complied and is presently complying, in all material respects, ith all laws, rules, regulations, orders and requirements (federal, state local and foreign) applicable to it the Nevada jurisdiction where the business of Target is conducted or to which Target is subject, including, without limitation, all applicable federal and state securities laws, civil rights and equal opportunity employment laws and regulations, and all federal, antitrust, antimonopoly and fair trade practice laws, except where the failure to comply could not reasonably be expected to have a material adverse effect on Target. There has been no assertion by any party that Target is in violation in any material respect of any such laws, rules, regulations, orders, restrictions or requirements with respect to its operations and no notice in that regard has been received by Target.

3.10  ENVIRONMENTAL MATTERS
     ----------------------

     (a) Except as to the extent that it has not had, and could not reasonably be expected to have, individually or in the aggregate, a material adverse affect on Target, (i) Target is not in violation of any Environmental Law applicable to either of them

     (b) For purposes of this Agreement, "Environmental Law" means any federal, state, local or foreign laws and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to: (A) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances;
(B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or
(C) otherwise relating to pollution or protection of the environment, health, safety or natural resources.

     (c) For purposes of this Agreement, "Hazardous Substances" means: (i) those substances defined in or regulated under the following federal statutes and their state counterparts and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe


/14/


Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; (v) any other contaminant; and (vi) any substance, material or waste regulated by any federal, state, local or foreign Governmental Entity pursuant to any Environmental Law.

3.11  NO CONFLICTS
     -------------

     The making and performance of this Agreement will not (i) conflict with or violate the Articles of Incorporation or the By-laws of Target, (ii) violate any laws, ordinances, rules, or regulations, or any order, writ, injunction or decree to which Target is a party or by which Target or any of its businesses, or operations may be bound or affected or (iii) result in any breach or termination of, or constitute a default under, or constitute an event which, with notice or lapse of time, or both, would become a default under, or result in the creation of any encumbrance upon any material asset of Target under, or create any rights of termination, cancellation or acceleration in any person under, any Contract, except in the case of (ii) or (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not have a material adverse effect on Target.

3.12  EMPLOYEES
     ----------

     Target has no employees that are represented by any labor union or collective bargaining unit.

3.13  FINANCIAL STATEMENTS
     ---------------------

     The Target Disclosure Schedule contains an audited balance sheet of Target as of December 31, 2001 and related audited income statement of Target for the year then ended and an unaudited balance sheet dated as of March 31, 2002 and related unaudited income statement of Target for the period ended at such date (collectively the "Financial Statements"). The Financial Statements present fairly, in all material respects, the financial position on the dates thereof and results of operations of Target for the periods indicated, prepared in accordance with generally accepted accounting principles ("GAAP") consistently applied. There are no assets of Target, the value of which is materially overstated in said balance sheets.

3.14  ABSENCE OF CERTAIN CHANGES OR EVENTS
     -------------------------------------

     Since December 31, 2001 (the "Target Balance Sheet Date"), there has not been:

     (a) any material adverse change in the financial condition, properties, assets, liabilities or business of Target;

     (b) any material damage, destruction or loss of any material properties of Target, whether or not covered by insurance;

     (c) any material adverse change in the manner in which the business of Target has been conducted;

     (d) any material adverse change in the treatment and protection of trade secrets or other confidential information of Target; and

     (e)  any occurrence not included in paragraphs (a) through (d) of this
Section 3.14 which has resulted, or which Target has reason to believe, might be expected to result in a material adverse change in the business or prospects of Target.

3.15  GOVERNMENT LICENSES, PERMITS, AUTHORIZATIONS
     ----------------------------------------------

     Target has all material governmental licenses, permits, authorizations and approvals necessary for the conduct of its business as currently conducted ("Licenses and Permits").


/15/


3.16  EMPLOYEE BENEFIT PLANS
     -----------------------

     (a) The Target has no, material deferred compensation, material incentive compensation, stock purchase, stock option, severance pay, termination pay, hospitalization, medical, insurance, supplemental unemployment benefits, profit -sharing, pension or retirement plan, program or material agreement.

     (b) Target has not maintained, sponsored or contributed to, any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) or any similar pension benefit plan under the laws of any foreign jurisdiction.

     (c) Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will result in any bonus, golden parachute, severance or other similar payment or obligation to any current or former employee or director of Target, or result in any acceleration of the time of payment, provision or vesting of any such benefits. Without limiting the generality of the foregoing the consummation of the Merger will not result in the acceleration of vesting of any unvested Target Options.

3.17  BUSINESS LOCATIONS
     -------------------

     Other than as set forth in the Target Disclosure Schedule, Target does not own or lease any material real or personal property in any state or country.

3.18  INTELLECTUAL PROPERTY

     Any and all of Target's intellectual property, including computer software, trademarks, trade names, service marks, service names, brand names, copyrights and patents, registrations thereof and applications therefore, applicable to or used in the business of Target, together with a complete list of all material licenses granted by or to Target with respect to any of the above. All such trademarks, trade names, service marks, service names, brand names, copyrights and patents are owned by Target, free and clear of all liens, claims, security interests and encumbrances of any nature whatsoever. Target is not currently in receipt of any notice of any violation or infringements of, and Target is not knowingly violating or infringing, the rights of others in any trademark, trade name, service mark, copyright, patent, trade secret, know-how or other intangible asset. The proprietary assets listed on Exhibit H constitute all the proprietary assets necessary to enable Target to conduct their business in the manner in which such business has been and is being conducted. Target has not (i) licensed any of the material proprietary assets to any person or entity on an exclusive basis, or (ii) entered into any covenant not to compete or agreement limiting its ability to exploit fully any proprietary asset or to transact business in any market or geographical area or with any person or entity.

3.19  EXISTING ARRANGEMENT
     ---------------------

     Target has no Knowledge that, either as a result of the actions contemplated hereby or for any other reason (exclusive of expiration of a contract upon the passage of time), any entity having an arrangement with Target will not continue to conduct business with Suitor after the Closing Date in substantially the same manner as it has conducted business with Target in the past.

3.20  GOVERNMENTAL APPROVALS
     -----------------------

     Except as set forth in Section 1.2 as to the filing of the Agreement of Merger, no authorization, license, permit, franchise, approval, order or consent of, and no registration, declaration or filing by Target with, any governmental authority, domestic or foreign, federal, state or local, is required in connection with Target's execution, delivery and performance of this Agreement.


/16/


3.21  TRANSACTIONS WITH AFFILIATES
     -----------------------------

     Target is not indebted for money borrowed, either directly or indirectly, from any of its officers, directors, or any Affiliate (as defined below), in any amount whatsoever; nor are any of its officers, directors, or Affiliates indebted for money borrowed from Target; nor are there any transactions of a continuing nature between Target and any of its officers, directors, or Affiliates not subject to cancellation which will continue beyond the Effective Time, including, without limitation, use of the assets of Target for personal benefit with or without adequate compensation. For purposes of this Agreement, the term "Affiliate" shall mean any person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. As used in the foregoing definition, the term (i) "control" shall mean the power through the ownership of voting securities, contract or otherwise to direct the affairs of another person and
(ii) "person" shall mean an individual, firm, trust, association, corporation, partnership, government (whether federal, state, local or other political subdivision, or any agency or bureau of any of them) or other entity.

3.22  NO DISTRIBUTIONS
     -----------------

     Target has not made nor has any intention of making any distribution or payment to any of its shareholders in respect of Target stock.

3.23  LIABILITIES
     ------------

     Target has no material direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise ("Liabilities"), whether or not of a kind required by generally accepted accounting principles to be set forth on a financial statement, other than (i) Liabilities fully and adequately reflected or reserved against on the Target Balance Sheet, (ii) Liabilities incurred since the Target Balance Sheet Date in the ordinary course of the business of Target, or (iii) Liabilities otherwise disclosed in this Agreement, including the exhibits hereto and the Target Disclosure Schedule.

3.24  ACCOUNTS RECEIVABLE
     ---------------------

     All accounts receivable of Target reflected on the Balance Sheet are valid receivables subject to no material setoffs or counterclaims and are current and, to the Knowledge of Target, collectible (within 90 days after the date on which it first became due and payable), net of the applicable reserve for bad debts reflected in the financial statements provided to Suitor. To Target's Knowledge, all accounts receivable reflected in the financial or accounting records of Target are valid receivables and are collectible subject to no material setoffs or counterclaims.

3.25  NO OMISSIONS OR UNTRUE STATEMENTS
     ----------------------------------

     To the best of its Knowledge, no representation or warranty made by Target to Suitor in this Agreement, the Target Disclosure Schedule or in any certificate of a Target's officer required to be delivered to Suitor pursuant to the terms of this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained herein or therein not misleading as of the date hereof.

3.26  INSURANCE
     ----------

     Target acknowledges that it has maintained all required material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of Target. Each of such insurance policies is in full force and effect.


/17/


                                  ARTICLE 4

4    REPRESENTATIONS AND WARRANTIES OF SUITOR
    -----------------------------------------

     Except as set forth in the Suitor Disclosure Schedule, Suitor represents and warrants to Target as follows, as of the date hereof, and as of the Closing
Date:

4.1  ORGANIZATION AND STANDING OF SUITOR
    ------------------------------------

     Suitor is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, and has the corporate power to carry on its business as now conducted and to own its assets and is duly qualified to transact business as a foreign corporation in each state where such qualification is necessary except where the failure to qualify will not have a material adverse effect on the business or prospects of Suitor. The copies of the Articles of Incorporation, By-laws and minutes of Suitor, as amended to date, and delivered to Target, are true and complete copies of those documents as now in effect. The minute books of Suitor are accurate in all material respects.

4.2  ORGANIZATION AND STANDING OF SUBSIDIARIES
    ------------------------------------------

     At the closing of the transactions described herein, ATR Search, LLC (ATR Search) and ATR Technologies, LLC (ATR Tech.) are or shall be corporations duly organized, validly existing and in good standing under the laws of the State of Nevada, and have the corporate power to carry on their business as now conducted and to own their assets and are duly qualified to transact business as a foreign corporation in each state where such qualification is necessary except where the failure to qualify will not have a material adverse effect on the business or prospects of either ATR Search or ATR Tech. The copies of the Certificate of Incorporation, By-laws and minutes of ATR Search and the Articles of Incorporation, By-laws and minutes of ATR Tech., as amended to date, and delivered to Target, are true and complete copies of those documents as now in effect. Since its incorporation, ATR Tech. has not conducted and currently is not conducting any business. The minute books of ATR Search and ATR Tech are accurate in all material respects.

4.3  SUBSIDIARIES
    -------------

     Other than ATR Search and ATR Tech, Suitor owns no subsidiaries nor does it own or have an interest in any other corporation, partnership, joint venture or other entity.

4.4  CAPITALIZATION OF SUITOR
     ------------------------

     (a) The authorized capital stock of Suitor consists of 100,000,000 shares of Common Stock, par value $.001 and 5,000,000 shares of Preferred Stock, par value $.001. As of the date hereof, 21,505,000 shares of Common Stock and no shares of Preferred stock were issued and outstanding. Such outstanding shares of Common Stock are duly authorized, validly issued, fully paid, and non-assessable. The Suitor Merger Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable.

4.5  AUTHORITY
    ----------

     Suitor has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been, or will have been by the Closing, duly authorized by all necessary corporate action on the part of Suitor subject to the approval of the Merger by Suitor's shareholders. The Board of Directors of Suitor have unanimously (i) approved this Agreement and the Merger, (ii) determined that in its opinion the Merger, subject to the terms of this Agreement, is in the best interests of the shareholders of Suitor, respectively, and is on terms that are fair to such shareholders (iii) recommended that the shareholders of Suitor approve this Agreement and the Merger. This Agreement constitutes, and all other agreements contemplated hereby will constitute, when executed and delivered by


/18/


Suitor in accordance herewith, the valid and binding obligations of Suitor, enforceable in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors' rights generally, and (ii) general principles of equity.

4.6  ASSETS
    -------

     Suitor, ATR Search and ATR Tech have good and marketable title to all of the respective party's assets and properties which it purports to own as reflected on the balance sheet included in the Suitor Financial Statements (as hereinafter defined), or thereafter acquired. No material portion of the assets of Suitor are subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefore, nor, to its Knowledge, has any such condemnation, expropriation or taking been proposed. None of the material assets of Suitor are subject to any restriction that would prevent continuation of the use currently made thereof or materially adversely affect the value thereof.

4.7  CONTRACTS AND OTHER COMMITMENTS
    --------------------------------

     Suitor is not a party to or bound by any of the following:

       (i) employment or consulting agreement that has an aggregate future liability in excess of $10,000 and is not terminable by Suitor upon notice of not more than 60 days for a cost of less than $5,000;

       (ii) employee collective bargaining agreement or other contract with any labor union;

       (iii) covenant of Suitor not to compete or otherwise restricting the operations of Suitor;

       (iv) agreement, contract or other arrangement with any current or former officer, director or employee of Suitor or any Affiliate of Suitor other than employment and consulting agreements covered by clause (i) above;

       (v) lease or similar agreement with any person under which (A) Suitor is lessee of or holds or uses any machinery, equipment, vehicle or other tangible personal property owned by any other Person or (B) Suitor is a lessor or sublessor of, or makes available for use by any other Person, any tangible personal property owned or leased by Suitor, which in any case or in the aggregate have a total future liability or receivable, as the case may be, in excess of $10,000 and are not terminable by Suitor upon notice of not more than 60 days for a cost of less than $10,000;

       (vi) (A) continuing contract for the future purchase of materials, supplies or equipment, (B) management, service, consulting or other similar ype of contract or (C) advertising agreement or arrangement, which in any case or in the aggregate have a total future liability in excess of $10,000 and are not terminable by Suitor upon notice of not more than 60 days for a cost of less than $10,000;

       (vii) material license, option or other agreement relating in whole or in part to (A) the Suitor Intellectual Property, including any license or other agreement under which Suitor is licensee or licensor thereof, or (B) trade secrets, confidential information or other proprietary rights and processes of Suitor;

       (viii) agreement, contract or other instrument under which Suitor has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any other Person that in any individual case is in excess of $15,000;

       (ix) agreement, contract or other instrument under which (A) any Person has directly


/19/


or indirectly guaranteed indebtedness, liabilities or obligations of Suitor or (B) Suitor has directly or indirectly guaranteed indebtedness, liabilities or obligations of any other Person that in any individual case is in excess of $15,000;

       (x) agreement, contract or other instrument under which Suitor has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any other Person that in any individual case is in excess of $15,000;

       (xi) agreement, contract or other instrument providing for indemnification of any Person with respect to liabilities relating to any current or former business of Suitor; or

       (xii) other agreement, contract or other instrument to which Suitor is a party or by or to which it or any of its assets or business is bound or subject that has an aggregate future liability to any other Person in excess of $10,000 and is not terminable by Suitor upon notice of not more than 60 days for a cost of less than $10,000.
ule are valid and binding upon Suitor, as applicable, and, to its Knowledge, the other parties thereto and are in full force and effect and enforceable, in accordance with their respective terms, and Suitor, to its Knowledge, any other party to any Suitor Contract has breached any provision of, and no event has occurred which, with the lapse of time or action by a third party, could result in a material default under, the terms thereof.

4.8  LITIGATION
    ------------

     There is no material claim, action, proceeding, or investigation pending or, to their Knowledge, threatened against or affecting Suitor, ATR Search or ATR Tech. before or by any court, arbitrator or governmental agency or authority. There are no material decrees, injunctions or orders of any court, governmental department, agency or arbitration outstanding against Suitor, ATR Search or ATR Tech.

4.9  TAXES
    -------

     Suitor has duly filed all Returns required to be filed by it other than Returns which the failure to file would have no material adverse effect on the business of Suitor. All such Returns were, when filed, and to Suitor's Knowledge are, accurate and complete in all material respects and were prepared in conformity with applicable laws and regulations. Suitor has paid or will pay in full prior to the Effective Time, or has adequately reserved against all Taxes otherwise assessed against it through the Closing Date. Suitor is not a party to any pending action or proceeding by any governmental authority for the assessment of any Tax, and, to the Knowledge of Suitor, no claim for assessment or collection of any Tax has been asserted against Suitor that have not been paid. There are no Tax liens upon the assets of Suitor. Neither Suitor nor any of its subsidiaries has taken, agreed to take or will take any action that would reasonably be expected to prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code.

4.10  COMPLIANCE WITH LAWS AND REGULATIONS
     --------------------------------------

     Suitor, ATR Search and ATR Tech. have complied and are presently complying, in all material respects, with all laws, rules, regulations, orders and requirements (federal, state local and foreign) applicable to them in all jurisdictions in which their operations are conducted or to which they are subject, including, without limitation, all applicable federal and state securities laws, civil rights and equal opportunity employment laws and regulations, and all federal, antitrust, antimonopoly and fair trade practice laws. There has been no assertion by any party that Suitor, ATR Search or ATR Tech. is inviolation in any material respect of any such laws, rules, regulations, orders, restrictions or requirements with respect to its operations and no notice in that regard has been received by Suitor, ATR Search or ATR Tech.

4.11  ENVIRONMENTAL MATTERS
     ----------------------

       (i) Neither Suitor nor its subsidiaries are in violation of any Environmental Law applicable to either of them; (ii) none of the properties formerly owned, leased or operated by Suitor or its subsidiaries (including, without limitation, soils and surfaces and ground waters) are contaminated with any Hazardous Substance; (iii) neither Suitor nor its subsidiaries are liable for any off-site contamination by Hazardous Substances; (iv) neither Suitor nor its subsidiaries are liable for any violation under any Environmental Law (including, without limitation, pending or threatened liens); (v) Suitor and its subsidiaries have all material


/20/


Environmental Permits; and (vi) neither the execution of this Agreement nor the consummation of the transactions contemplated herein will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Entities or third parties, pursuant to any applicable Environmental Law or Environmental Permit.

4.12  NO CONFLICT
     ------------

     The making and performance of this Agreement will not (i) conflict with the Articles of Incorporation, Certificate of Incorporation or the By-laws of Suitor, ATR Search and ATR Tech., (ii) violate any laws, ordinances, rules,or regulations, or any order, writ, injunction or decree to which Suitor, ATR Search or ATR Tech. is a party or by which Suitor any of its material assets, business, or operations may be bound or affected or (iii) result in any breach or termination of, or constitute a default under, or constitute an event which, with notice or lapse of time, or both, would become a default under, or result in the creation of any encumbrance upon any material asset of Suitor, ATR Search or ATR Tech., or create any rights of termination, cancellation, or acceleration in any person under, any material agreement, arrangement, or commitment, or violate any provisions of any laws, ordinances, rules or regulations or any order, writ, injunction, or decree to which Suitor, ATR Search or ATR Tech. is a party or by which Suitor, ATR Search or ATR Tech.,or any of their material assets may be bound, except in the case of (ii) or (iii) for any such conflicts, violations, defaults, terminations, cancellations or accelerations which would not have a material adverse effect on Suitor, ATR Search or ATR Tech.

4.13  EMPLOYEES
     ----------

     Neither Suitor nor its subsidiaries have any employees that are represented by any labor union or collective bargaining unit.

4.14  BUSINESS LOCATIONS
     -------------------

     Neither Suitor nor its subsidiaries owns or leases any real or personal property in any state or country.

4.15  INTELLECTUAL PROPERTY
     ----------------------

     Neither Suitor nor its subsidiaries is currently in receipt of any notice of any violation or infringements of, and neither Suitor nor its subsidiaries is knowingly violating or infringing, the rights of others in any trademark, trade name, service mark, copyright, patent, trade secret, know-how or other intangible asset.

4.16  GOVERNMENTAL APPROVALS
     -----------------------

     Except as set forth in Section 1.2 as to the filing of the Agreement of Merger, no authorization, license, permit, franchise, approval, order or consent of, and no registration, declaration or filing by Suitor or its subsidiaries with, any governmental authority, domestic or foreign, federal, state or local, is required in connection with execution, delivery and performance of this Agreement.

4.17  TRANSACTIONS WITH AFFILIATES
     ------------------------------

     Neither Suitor nor its subsidiaries is indebted for money borrowed, either directly or indirectly, from any Affiliate, in any amount whatsoever; nor are any of its officers, directors, or Affiliates indebted for money borrowed from Suitor or its subsidiaries; nor are there any transactions of a continuing nature between Suitor or its subsidiaries and any of its officers, directors, or Affiliates not subject to cancellation which will continue beyond the Effective Time, including, without limitation, use of the assets of Suitor or its subsidiaries for personal benefit with or without adequate compensation.


/21/


4.18  EXISTING ARRANGEMENTS
     ----------------------

     Suitor and its subsidiaries have no Knowledge that, either as a result of the actions contemplated hereby or for any other reason (exclusive of expiration of a contract upon the passage of time), any entity having an arrangement with Suitor or its subsidiaries identified in Schedule 4.8 will not continue to conduct business with Suitor or its subsidiaries after the Closing Date in substantially the same manner as it has conducted business with Suitor or its subsidiaries in the past.

4.19  NO DISTRIBUTIONS
     -----------------

     Neither Suitor nor its subsidiaries has made nor has any intention of making any distribution or payment to any of its shareholders in respect of Suitor stock.

4.20  ACCOUNTS RECEIVABLE
     --------------------

     All accounts receivable of Suitor and its subsidiaries reflected on the Suitor Balance Sheet are valid receivables subject to no material setoffs or counterclaims and are current and, to Suitor's Knowledge, collectible (within 90 days after the date on which it first became due and payable), net of the applicable reserve for bad debts reflected in the financial statements provided to Target or in the Suitor Disclosure Schedule. To the Knowledge of Suitor and its subsidiaries, all accounts receivable reflected in the financial or accounting records of Suitor and its subsidiaries are valid receivables and are collectible subject to no material setoffs or counterclaims.

4.21  SEC DISCLOSURES
     ----------------

     (a) Suitor has delivered or made available to Target (including through the SEC EDGAR system) accurate and complete copies (excluding copies of exhibits) of each report, registration statement and definitive proxy statement filed by Suitor with the SEC between September 30, 2001 and the date of this Agreement (the "Suitor SEC Documents"). Since September 30, 2001, all statements, reports, schedules, forms and other documents required to have been filed by Suitor with the SEC have been so filed. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Suitor SEC Documents complied in all material respects with the applicable requirements of the Securities Act of 1933 (the "Securities Act") or the Securities and Exchange Act of 1934 (the "Exchange Act") (as the case may be); and (ii) none of the Suitor SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (b) he consolidated financial statements (including any related notes) contained in the Suitor SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, and except that unaudited financial statements may not contain footnotes and are subject to year-end audit adjustments); and (iii) fairly present the consolidated financial position of Suitorand its subsidiaries as of the respective dates thereof and the consolidated results of operations of Suitor and its subsidiaries for the periods covered thereby.

4.22  ABSENCE OF CERTAIN CHANGES OR EVENTS
     -------------------------------------

      Since December 31, 2001 (the "Suitor Balance Sheet Date"), there has not been:

     (a) any material adverse change in the financial condition, properties, assets, liabilities or business of Suitor or its subsidiaries;


/22/


     (b) any material damage, destruction or loss of any material properties of Suitor or its subsidiaries, whether or not covered by insurance;

     (c) any material adverse change in the manner in which the business of Suitor or its subsidiaries has been conducted;

     (d) any material adverse change in the treatment and protection of trade secrets or other confidential information of Suitor or its subsidiaries; and

     (e)  any occurrence not included in paragraphs (a) through (d) of this
Section 4.23 which has resulted, or which Suitor or its subsidiaries has reason to believe, might be expected to result in a material adverse change in the business or prospects of Suitor or its subsidiaries.

4.23  LIABILITIES
     ------------

     Neither Suitor, ATR Search nor ATR Tech. have any material direct or indirect Liabilities, as that term is defined in Section 3.23 ("Suitor Liabilities"), whether or not of a kind required by generally accepted accounting principles to be set forth on a financial statement, other than
(i) Suitor Liabilities fully and adequately reflected or reserved against on the Suitor Balance Sheet and (ii) Suitor Liabilities otherwise disclosed in this Agreement, including the exhibits hereto and the Suitor Disclosure Schedule.

4.24  GOVERNMENTAL LICENSES, PERMITS AND AUTHORIZATIONS
     ---------------------------------------------------

     Neither Suitor, ATR Search and ATR Tech. have all governmental licenses, permits, authorizations and approvals necessary for the conduct of its business as currently conducted. All such licenses, permits, authorizations and approvals are in full force and effect, and no proceedings for the suspension or cancellation of any thereof is pending or threatened.

4.25  EMPLOYEE BENEFIT PLANS
     ------------------------

     (a) The Suitor Disclosure Schedule identifies each salary, bonus, material deferred compensation, material incentive compensation, stock purchase, stock option, severance pay, termination pay, hospitalization, medical, insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or material agreement.

     (b) Neither Suitor, ATR Search nor ATR Tech. has maintained, sponsored or contributed to, any employee pension benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or any similar pension benefit plan under the laws of any foreign jurisdiction.

     (c) Neither the execution, delivery or performance of this Agreement, nor the consummation of the Merger or any of the other transactions contemplated by this Agreement, will result in any bonus, golden parachute, severance or other similar payment or obligation to any current or former employee or director of Neither Suitor, ATR Search or ATR Tech., or result in any acceleration of the time of payment, provision or vesting of any such benefits. Without limiting the generality of the foregoing the consummation of the Merger will not result in the acceleration of vesting of any unvested Suitor Options.

4.26  NO OMISSION OR UNTRUE STATEMENT:
     ---------------------------------

     To the best of their Knowledge no representation or warranty made by Suitor, ATR Search or ATR Tech., to Target Systems in this Agreement, in the Suitor Disclosure Schedule or in any certificate of a Suitor officer required to be delivered to Target pursuant to the terms of this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained herein or therein not misleading as of the date hereof.


/23/


                                  ARTICLE 5

5.   CLOSING
     --------

5.1  DATE AND TIME
    --------------

     Subject to this Agreement and the Merger receiving all requisite shareholder approvals and subject to the other provisions of this Agreement, the parties shall hold a closing (the "Closing") on the next business day (or such later date as the parties hereto may agree) following the later of (a) the date of the meeting of shareholders of Suitor to consider and vote upon this Agreement and the Merger, or receipt by Target of consent approving the Merger, or (b) the business day on which the last of the conditions set forth in Sections 6 and 7 hereof is fulfilled or waived (such later date, the "Closing Date"), at the offices of Target or such other time and place as the parties may agree upon.

5.2  TARGET'S CLOSING DELIVERIES
    ----------------------------

     At the Closing, in addition to documents referred to elsewhere, Target shall deliver, or cause to be delivered, to Suitor:

     (a) a certificate, dated as of the Closing Date, executed by the Chief Executive Officer of Target, to the effect that the representations and warranties contained in this Agreement are true and correct in all material respects at and as of the Closing Date and that Target has complied with or performed in all material respects all terms, covenants and conditions to be complied with or performed by Target on or prior to the Closing Date;

     (b) Certified Resolutions of the Board of Directors and a majority of the Shareholders of Target approving the transactions set forth herein; and

     (c)  such other documents as Suitor or its counsel may reasonably require.

5.3  SUITOR CLOSING
    ---------------

     At the Closing, in addition to documents referred to elsewhere, Suitor shall deliver to Target:

     (a) a certificate of Merger dated as of the Closing Date, executed by the President or Chief Executive Officer of Suitor to the effect that the representations and warranties of Suitor and its subsidiaries contained in this Agreement are true and correct in all material respects and that Suitor has complied with or performed in all material respects all terms, covenants, and conditions to be complied with or performed by Suitor or prior to the Closing Date; and

     (b) Certified Resolutions of the Board of Directors and a majority of the Shareholders of Suitor approving the transactions set forth herein; and

     (c)  such other documents as Target or its counsel may reasonably require.

                                  ARTICLE 6

6.  CONDITIONS TO OBLIGATIONS OF TARGET
   ------------------------------------

     The obligation of Target to consummate the Closing is subject to the following conditions, any of which may be waived by it in its sole discretion:

6.1  COMPLIANCE BY SUITOR
    ---------------------

     On or before the Closing, Suitor shall have performed and complied in all material respects with the following:


/24/


     (a) Suitor shall have preformed and complied in all material respects with all other agreements and conditions required by this Agreement to be performed or complied with by Suitor prior to or on the Closing Date.

6.2  ACCURACY OF SUITOR'S REPRESENTATIONS
    -------------------------------------

     Suitor's representations and warranties contained in this or any schedule, certificate, or other instrument delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all material respects at and as of the Closing Date (except for such changes permitted by this Agreement).

6.3  MATERIAL ADVERSE CHANGE
    ------------------------

     No material adverse change shall have occurred subsequent to December 31, 2001 in the financial position, results of operations, assets, liabilities, or prospects of Suitor or its subsidiaries, nor shall any event or circumstance have occurred which would result in a material adverse change in the financial position, results of operations, assets, liabilities, or prospects of Suitor or its subsidiaries; provided, however, that the following events or occurrences shall not be deemed to be events or occurrences having a material adverse effect for purposes of this Section 6.3: (i) reductions or increases in the trading price of Suitor Common Stock between the date hereof and the Closing Date; (ii) events or occurrences related directly to the Merger or the other transactions contemplated by this Agreement.

6.4  DOCUMENTS
    ----------

     All documents and instruments required hereunder to be delivered by Suitor to Target at the Closing shall be delivered in form and substance reasonably satisfactory to Target and its counsel.

6.5  LITIGATION
     ----------

     No litigation, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint seeking to enjoin the transactions contemplated by this Agreement or to obtain damages on account hereof shall be pending or to Target's Knowledge be threatened.

6.6  APPROVAL OF SHAREHOLDERS
    -------------------------

     Target shall have received the approval of a majority of its shareholders of this Agreement and the transactions contemplated.

6.7  CONSENTS
    ---------

     All other authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any governmental entity the failure to obtain or comply with which would be reasonably likely to have a material adverse effect on Target or a material adverse effect on the consummation of the transactions contemplated hereby shall have been filed, occurred or been obtained.

                                  ARTICLE 7

7.  CONDITIONS TO SUITOR'S OBLIGATIONS
   -----------------------------------

     Suitor's obligation to consummate the Closing is subject to the following conditions, any of which may be waived by either party in its sole discretion:

7.1  COMPLIANCE BY TARGET
    ---------------------

     Target shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by Target prior to or on the Closing Date.


/25/


7.2  ACCURACY OF REPRESENTATIONS OF TARGET
    --------------------------------------

     The representations and warranties of Target contained in this Agreement (including the exhibits hereto and the Target Disclosure Schedule) or any schedule, certificate, or other instrument delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all material respects at and as of the Closing Date (except for changes permitted by this Agreement).

7.3  MATERIAL ADVERSE CHANGE
    ------------------------

     No material adverse change shall have occurred subsequent to December 31, 2001 in the financial position, results of operations, assets, liabilities, or prospects of Target, nor shall any event or circumstance have occurred which would result in a material adverse change in the financial position, results of operations, assets, liabilities, or prospects of Target (including but not limited to a material deviation in the audited financial statements of Target from the unaudited financial statements provided by Target to Suitor; provided, however, that the following shall not be deemed to be material deviations:
(a) material deviations which do not materially affect Target's revenues, net income, costs of goods sold, inventory or accounts receivable; and (b) deviations in the tax provisions of such financials relating to transactions involving its foreign subsidiaries and the appropriate reserve with respect to any tax liabilities relating thereto; provided, however, that deviations materially affecting net income in part (a) of the foregoing shall not include those as a result of such tax provisions of such financials relating to transactions involving its foreign subsidiaries and the tax liabilities relating thereto). Notwithstanding anything to the contrary set forth herein, the following events or occurrences shall not be deemed to be events or occurrences having a material adverse effect for purposes of this Section 7.3:
(i) events or occurrences affecting the environmental, health and safety industry that do not have a disproportionate impact on Target, taken as a whole; or (ii) events or occurrences related directly to the Merger or the other transactions contemplated by this Agreement.

7.4  LITIGATION
    -----------

     No litigation, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint seeking to enjoin the transactions contemplated by this Agreement or to obtain damages on account hereof shall be pending or to Suitor's Knowledge be threatened.

7.5  DOCUMENTS
    ----------

     All documents and instruments required hereunder to be delivered by Target to Suitor at the Closing shall be delivered in form and substance reasonably satisfactory to Suitor and its counsel.

7.6  SHAREHOLDER APPROVAL
    ---------------------

     This Agreement shall have been duly adopted and approved, and the Merger shall have been duly approved, by the shareholders of Target. The holders of not more than 10% of the shares of Target Common Stock shall have exercised dissenters' rights pursuant to NRS.

7.7  APPROVAL OF SHAREHOLDERS OF SUITOR
    -----------------------------------

     Suitor shall have received the approval of a majority of its shareholders of this Agreement and the transactions contemplated hereby.

7.8  FINANCIAL STATEMENTS
    --------------------

     Target shall have provided Suitor with financial statements and other information satisfactory in all respects to allow Suitor to comply with any and all applicable requirements under the Securities Act and the Exchange Act.


/26/


7.9  CONSENTS
    ---------

     All other authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any governmental entity the failure to obtain or comply with which would be reasonably likely to have a material adverse effect on Suitor or a material adverse effect on the consummation of the transactions contemplated hereby shall have been filed, occurred or been obtained.

                                  ARTICLE 8

8.   TERMINATION
    ------------

8.1  TERMINATION PRIOR TO CLOSING:
    ------------------------------

     (a) If the Closing has not occurred by April 30, 2002 (as may be extended as set forth below, the "Termination Date") any party may terminate this Agreement at any time thereafter by giving written notice of termination to the other, provided, however, that no party may terminate this Agreement if such party has willfully or materially breached any of the terms and conditions hereof. Notwithstanding the above, the parties may extend the deadline provided herein by mutual written consent. If the Closing has not occurred by April 30, 2002 and Suitor's Proxy Statement as referenced in Section 11 hereof is then under review from the SEC (as defined) or the Closing was unable to occur by April 30, 2002 due to a delay caused by such review, such Termination Date shall be automatically extended until the date thirty (30) business days following the date on which the SEC advises Suitor that it has no further comments with respect to such Proxy Statement.

     (b) Prior to the Termination Date, any party may terminate this Agreement following the insolvency or bankruptcy of the other party hereto, or if any one or more of the conditions to Closing set forth in Section 5 or 6 shall become incapable of fulfillment or there shall have occurred a breach of this Agreement which breach would reasonably be expected to have a material adverse effect on the other party hereto and either such condition or breach shall not have been waived by the party for whose benefit the condition, representation or warranty was established, then either Target (in the case of a condition in Section 5) or Suitor (in the case of a condition specified in Section 6) may terminate this Agreement.

8.2  BREAK-UP FEE
    -------------

     If this Agreement is terminated and the transactions contemplated hereby are abandoned as provided in this Section, this Agreement shall become void and of no further force or effect.

     (a) If Suitor terminates this Agreement, Target shall be entitled to (i) receive a break-up fee in the amount of $10,000 from Suitor or its successor within five days after completion of the Competing Transaction referred to therein and (ii) accelerate the maturity of the Bridge Loans, if any, to a date not less than 30 days after completion of the Competing Transaction.

     (b) If Target terminates this Agreement, Suitor shall be entitled to (i) receive a break-up fee in the amount of $20,000 from Target or its successor within five days after completion of the Competing Transaction referred to therein and (ii) accelerate the maturity of the Bridge Loans, if any, to a date not less than 30 days after completion of the Competing Transaction.

     (c) If this Agreement is terminated by either party, each party shall return all documents and other material received from or on behalf of the other party in connection with the transactions contemplated hereby, whether so obtained before or after the execution hereof. All Confidential Information received by a party with respect to the business of the other party shall be treated in accordance with the restrictions set forth herein, which shall remain in full force and effect notwithstanding the termination of this Agreement.


/27/


8.3  CONSEQUENCES OF TERMINATION
    ----------------------------

     Upon termination of this Agreement in accordance with this Section 8 or any other express right of termination provided elsewhere in this Agreement, the parties shall be relieved of any further obligation to the others except as specified in Section 8.2; provided, however, that no termination of this Agreement, in accordance with this Section 8 hereof or under any other express right of termination provided elsewhere in this Agreement shall operate to release any party from any liability to any other party incurred before the date of such termination or from any liability resulting from any willful misrepresentation made in connection with this Agreement or willful breach hereof.

                                  ARTICLE 9

9.   ADDITIONAL COVENANTS
    ---------------------

9.1  MUTUAL COOPERATION
    -------------------

     The parties hereto will cooperate with each other, and will use all reasonable efforts to cause the fulfillment of the conditions to the parties' obligations hereunder and to obtain as promptly as possible all consents, authorizations, orders or approvals from each and every third party, whether private or governmental, required in connection with the transactions contemplated by this Agreement.

9.2  CHANGES IN REPRESENTATIONS AND WARRANTIES OF A PARTY
    -----------------------------------------------------

     A party shall promptly give written notice to the other party upon becoming aware of (A) any fact which, if known on the date hereof, would have been required to be set forth or disclosed pursuant to this Agreement and (B) any impending or threatened breach in any material respect of any of the representations and warranties contained in this Agreement and with respect to the latter shall use all reasonable efforts to remedy same.

9.3  REGISTRATION STATEMENTS
    ------------------------

     Suitor shall within a reasonable time period after the Effective Time, or at such time prior to September 30, 2002, file a registration statement on Form SB-2 or on such other form as is then available under the Securities Act covering the Convertible securities per the terms of this Agreement so as to facilitate the resale thereof, to be kept effective until such date as is the earlier of (i) the date on which the securities registered under such registration statement have been sold; or (ii) the date on which the securities registered under such registration statement may be sold to the public without registration or restriction (including without limitation, restrictions as to volume).

9.4  BOARD REPRESENTATION
    ---------------------

     Target has the right to appoint one (1) additional member to Target's Board of Directors.

                                  ARTICLE 10

10   FEES
    -----

     Each party hereto hereby represents and warrants that no brokers, finders or investment bankers that may be entitled to any brokerage fee, finder's fee, commission or investment banking fee have acted for that party in connection with this Agreement or the transactions contemplated hereby.

                                  ARTICLE 11

11.  SECURITIES; SHAREHOLDER APPROVAL
    ---------------------------------

11.1  TARGET
     -------

     Target, acting through its board of directors, in accordance with pplicable law, its Articles of Incorporation, as amended, and Bylaws, as amended, will:


/28/


     (a) duly call, give notice of, convene and hold a special meeting of its shareholders, to be held as soon as practicable after the date of this Agreement, for the purpose of submitting this Agreement, the Merger and the other transactions contemplated hereby, as a single proposal (the "Target Proposal") for adoption and approval by the required vote of the holders of Target Common Stock;

     (b) cooperate with Suitor in preparing and filing with the Securities and Exchange Commission (the "SEC") as promptly as practicable after the date of this Agreement the Proxy Statement with respect to such shareholders meeting satisfying the requirements of the Securities Act and the Exchange Act, respond promptly to any comments raised by the SEC with respect to the preliminary version of the Proxy Statement, use all its reasonable efforts to cause the definitive version of the Proxy Statement to be mailed to its shareholders as soon as it is legally permitted to do so;

     (c) provide Suitor with the information concerning Target required to be included in the Proxy Statement;

     (d) and include in the Proxy Statement the recommendation of the board of directors of Target that the shareholders of Target vote in favor of adoption and approval of the Target Proposal.


11.2  INFORMATION OF TARGET IN PROXY STATEMENT:
     -----------------------------------------

     The information supplied by Target for inclusion in the Proxy Statement shall not, at (i) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of Suitor, (ii) the time of each of the shareholders' meetings and (iii) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Target or any subsidiary of Target, or their respective officers or directors, that should be set forth in an amendment or a supplement to the Proxy Statement is discovered by Target, Target shall promptly inform Suitor.

11.3  SUITOR
     -------

     Suitor, acting through its board of directors, in accordance with applicable law, its Articles of Incorporation and Bylaws, will:

     (a) duly call, give notice of, convene and hold an annual meeting of its shareholders, to be held as soon as practicable after the date of this Agreement, for the purpose of submitting, each as a single proposal, the proposals adopted by the board of directors of Suitor to effectuate the Merger and issue the Suitor Merger Stock pursuant to the Merger (the "Share Issuance");

     (b) file with the SEC as promptly as practicable after the date of this Agreement the Proxy Statement complying in all material respects with the Securities Act and the Exchange Act, respond promptly to any comments raised by the SEC with respect to the preliminary version of the Proxy Statement, use all its reasonable efforts to cause the definitive version of the Proxy Statement to be mailed to its shareholders as soon as it is legally permitted to do so;

     (c) provide Target with the information concerning Suitor required to be included in the Proxy Statement; and

     (d) include in the Proxy Statement the recommendation of the board of directors of Suitor that the shareholders of Suitor vote in favor of adoption and approval of the Suitor Proposals.

11.4  INFORMATION OF SUITOR IN PROXY STATEMENT
     -----------------------------------------

     The information on Suitor in the Proxy Statement shall not, at (i) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of Target, (ii) the time of each of the shareholders' meetings and (iii) the Effective Time, contain any untrue statement of a material


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fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Suitor or any subsidiary of Suitor, or their respective officers or directors, that should be set forth in an amendment or a supplement to the Proxy Statement is discovered by Suitor, Suitor shall promptly inform Target.

11.5  COOPERATION
     ------------

     Each party will promptly advise the other of its receipt of, and will promptly furnish the other party with copies of, all comments received from the SEC with respect to the Proxy Statement and will consult with the other party in responding to such comments.

11.6  RESTRICTION ON TRANSFER
     ------------------------

     Target acknowledges that the shares of Suitor Common Stock are restricted securities and may only be sold pursuant to an effective registration statement under the Securities Act or an exemption therefrom. The Restricted Securities and any shares of capital stock received in respect thereof, whether by reason of a stock split or share reclassification thereof, a stock dividend thereon or otherwise, shall not be transferable except upon the conditions specified herein.

11.7  RESTRICTIVE LEGENDS
     --------------------

     Each certificate for the Suitor Common Stock issued in the Merger and any shares of capital stock received in respect thereof, whether by reason of a stock split or share reclassification thereof, a stock dividend thereon or otherwise, and each certificate for any such securities issued to subsequent transferees of any such certificate shall contain a legend to the effect that:

"The Restricted Securities covered by this certificate have not been registered under the Securities Act of 1933, as amended, and may not be sold, offered for sale, assigned, transferred or otherwise disposed of, unless registered pursuant to the provisions of that Act or an opinion of counsel to Suitor is obtained stating that such disposition is in compliance with an available exemption from such registration."

                                  ARTICLE 12

12.  MISCELLANEOUS
    --------------

12.1  EXPENSES
     ---------

     Target and Suitor shall each pay its own expenses incident to the negotiation, preparation, and carrying out of this Agreement, including legal and accounting and audit fees.

12.2  SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS
     ------------------------------------------------------

     All statements contained in this Agreement or in any certificate delivered by or on behalf of Target or Suitor pursuant hereto, or in connection with the actions contemplated hereby shall be deemed representations, warranties and covenants by Suitor or Target, as the case may be, hereunder. All representations, warranties, and covenants made by Target or Suitor in this Agreement, or pursuant hereto, shall terminate at the Closing.

12.3  PUBLICITY
     ----------

     Target and Suitor shall not issue any press release or make any other public statement, in each case, relating to, in connection with or arising out of this Agreement or the transactions contemplated hereby, without obtaining the prior approval of the other, which shall not be unreasonably withheld or delayed, except that prior approval shall not be required if, in the reasonable judgment of Suitor, prior approval by Target would prevent the timely dissemination of such release or statement in violation of applicable Federal securities laws, rules or regulations or policies of the NASD OTC Bulletin Board.


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12.4  SUCCESSION AND ASSIGNMENTS AND THIRD PARTY BENEFICIARIES
     ---------------------------------------------------------

     This Agreement may not be assigned (either voluntarily or involuntarily) by any party hereto without the express written consent of the other party.
Any attempted assignment in violation of this Section shall be void and ineffective for all purposes. In the event of an assignment permitted by this Section, this Agreement shall be binding upon the heirs, successors and assigns of the parties hereto. There shall be no third party beneficiaries of this Agreement.

12.5  NOTICES
     --------

     All notices, requests, demands, or other communications with respect to this Agreement shall be in writing and shall be (i) sent by facsimile transmission, (ii) sent by the United States Postal Service, registered or certified mail, return receipt requested, or (iii) personally delivered by a nationally recognized express overnight courier service, charges prepaid, to the following addresses (or such other addresses as the parties may specify from time to time in accordance with this Section)


     (a) To ATR Search Corporation: 2 Penn Plaza, 15th Floor, Ste. 53
                                    New York, New York 10121
                                    Phone No:  (212) 292-4959
                                    Fax No:  (212) 292-4957
                                    Attn: Robert Cox, President

     (b)  Medicius, Inc:            2660 Townsgate Road, Ste., 310
                                    Westlake Village, California 91361
                                    Phone No:  (805) 446-1973
                                    Fax No:  (805) 446-1983
                                    Attn: Keith Berman, President and CEO

     Any such notice shall, when sent in accordance with the preceding sentence, be deemed to have been given and received on the earliest of (i) the day delivered to such address or sent by facsimile transmission, (ii) the fifth
(5th) business day following the date deposited with the United States Postal Service, or (iii) 24 hours after shipment by a such courier service.

12.6  CONSTRUCTION
     -------------

     This Agreement shall be construed and enforced in accordance with the internal laws of the State of Nevada without giving effect to the principles of conflicts of law thereof.

12.7  COUNTERPARTS
     -------------

     This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same Agreement.


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12.8  NO IMPLIED WAIVER; REMEDIES
     ----------------------------

     No failure or delay on the part of the parties hereto to exercise any right, power, or privilege hereunder or under any instrument executed pursuant hereto shall operate as a waiver nor shall any single or partial exercise of any right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. All rights, powers, and privileges granted herein shall be in addition to other rights and remedies to which the parties may be entitled at law or in equity.

12.9 ENTIRE AGREEMENT
    -----------------

     This Agreement, including the Exhibits and Disclosure Schedules attached hereto, sets forth the entire understandings of the parties with respect to the subject matter hereof, and it incorporates and merges any and all previous communications, understandings, oral or written as to the subject matter hereof, and cannot be amended or changed except in writing, signed by the parties.

12.10 HEADINGS
      --------

      The headings of the Sections of this Agreement, where employed, are for the convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meanings of the parties.

12.11 SEVERABILITY
      ------------

     To the extent that any provision of this Agreement shall be invalid or unenforceable, it shall be considered deleted hereof and the remainder of such provision and of this Agreement shall be unaffected and shall continue in full force and effect.

12.12 ATTORNEYS FEES
      --------------
     In the event any legal action is brought to interpret or enforce this Agreement, the party prevailing in such action shall be entitled to recover its attorneys' fees and costs in addition to any other relief that it is entitled.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

Suitor:                      ATR Search Corporation
                          By: /s/ Robert Cox
                             -------------------------------
                             Robert Cox, President


Target:                      Medicius, Inc.
                          By: /s/ Keith Berman
                             -------------------------------
                             Keith Berman, President


THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE MERGER AGREEMENT AS LISTED ABOVE.


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